UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________
FORM 11-K
 _______________________

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-4300

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Apache Corporation 401(k) Savings Plan
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

Apache Corporation 401(k) Savings Plan

Financial Statements and Supplemental Schedule
As of December 31, 2015 and 2014 and for the Year Ended December 31, 2015

Report of Independent Registered Public Accounting Firm
Retirement Plan Advisory Committee
Apache Corporation 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Apache Corporation 401(k) Savings Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Apache Corporation 401(k) Savings Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of Apache Corporation 401(k) Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
Houston, Texas
June 23, 2016

Apache Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Receivables:
Securities sold	$4,801	$—
Notes receivable from participants	4,757,622	4,757,447
Total receivables	4,762,423	4,757,447
Investments, at fair value	490,787,200	561,348,527
Net assets available for benefits	$495,549,623	$566,105,974
See accompanying notes.

Apache Corporation 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Additions:
Employer contributions	$20,092,281
Participant contributions	27,985,487
Rollover contributions	2,503,546
Roth contributions	1,660,176
Investment income	19,470,615
Interest income on notes receivable from participants	196,912
Other income	276,312
Total additions	72,185,329
Deductions:
Benefits paid to participants	104,282,649
Net depreciation in fair value of investments	38,064,788
Administrative fees	394,243
Total deductions	142,741,680
Net decrease	(70,556,351)
Net assets available for benefits at:
Beginning of year	566,105,974
End of year	$495,549,623
See accompanying notes.

Apache Corporation 401(k) Savings Plan

Notes to Financial Statements
December 31, 2015 and 2014
1. Description of Plan
The following description of the Apache Corporation 401(k) Savings Plan (the Plan) is provided only for general information purposes. Participants should refer to the Summary Plan Description for more complete information, a copy of which is available from Apache Corporation (the Company or Employer) or is accessible through the Company’s intranet site.
The Plan is a defined contribution plan, open to all eligible categories of employees and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Upon enrollment in the Plan, participants may elect to contribute up to 50 percent of their eligible compensation and will receive Company matching contributions equal to 100 percent of the first eight percent of their contributions. New employees eligible for participation in the Plan are automatically enrolled with a deferral percentage of eight percent and a default investment election to a Fidelity Freedom age-based funds as determined by the participant’s date of birth, unless the employee elects not to participate or elects a different deferral percentage or fund option. Participants may also contribute amounts representing rollover distributions from other qualified plans. Participants direct the investment of all contributions to their accounts into various fund options offered by the Plan. Only participant contributions are eligible to be invested in the self-directed brokerage account.
Vesting
Participants are fully vested in their contributions and all related earnings. Vesting in the employer contribution portion of their accounts and related earnings is based on years of credited service. A participant becomes 20 percent vested after the completion of one year of service and continues to vest 20 percent per year, becoming fully vested after completion of five years of credited service. A participant also becomes fully vested in the event of disability or death, or upon reaching the age of 65. Forfeitures of unvested accounts may be used by the Company to reduce future employer contributions to the Plan or to pay administrative expenses of the Plan.
Participant Loans
Participants may borrow from their contributions a minimum of $500. The maximum amount a participant may borrow from their contributions is the lesser of either: (i) $50,000, less the participant’s highest outstanding loan balance during the preceding 12 months, or (ii) 50 percent of their vested account balance. Loans are charged at a rate of interest equal to the current prime lending rate plus one percent and must generally be repaid through payroll deductions within four years.
Benefit Payments
Participants are eligible to receive lump-sum benefits equal to the vested value of their account in the event of retirement, disability, death, or termination of employment.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
Administrative Expenses
Certain administrative expenses of the Plan are paid by the Company.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (Continued)

2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on an accrual basis in accordance with U.S. generally accepted accounting principles (GAAP). Benefit payments are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.
New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Management has elected to adopt ASU 2015-07 early. As a result, investments with a fair value of $25,090,032 and $29,741,269 as of December 31, 2015 and 2014, respectively, are excluded from the fair value hierarchy.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015. Management has elected to adopt Parts I and II early. Parts I and II are to be applied retrospectively. Adoption of ASU 2015-12 did not have a material impact on these financial statements.
Investment Valuation and Income Recognition
Fidelity Management Trust Company serves as the Plan’s trustee and holds all investments of the Plan, except for the self-directed brokerage account, which is held by Fidelity Brokerage Services. The brokerage account consists primarily of common stock, mutual funds, and short-term investments.
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.
The short-term investments are stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (Continued)

Participant Loans
Participant loans are recorded on the financial statements as notes receivable from participants at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Risks and Uncertainties
The Plan provides for investments in securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).
The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.
The Plan’s valuation methodology used to measure the fair values of corporate stock and mutual funds were derived from quoted market prices as these instruments have active markets. Common collective trust funds are measured at net asset value as determined by the issuer. The net asset value is used as a practical expedient to estimate fair value.

Apache Corporation 401(k) Savings Plan
Notes to Financial Statements (Continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value:

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Company stock	$58,883,216	$—	$—	$58,883,216
Mutual funds	398,457,012	—	—	398,457,012
Brokerage link	8,356,940	—	—	8,356,940
	$465,697,168	$—	$—	$465,697,168
Investments measured at net asset value:
Stable value fund(a)				25,090,032
Total assets at fair value				$490,787,200

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Company stock	$84,674,574	$—	$—	$84,674,574
Mutual funds	438,942,495	—	—	438,942,495
Brokerage link	7,990,189	—	—	7,990,189
	$531,607,258	$—	$—	$531,607,258
Investments measured at net asset value:
Stable value fund(a)				29,741,269
Total assets at fair value				$561,348,527

(a)
This category includes a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated January 28, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.
5. Related-Party Transactions
Certain investments of the Plan are managed by Fidelity Investments. Fidelity Management Trust Company is the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the Plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules under ERISA.

Apache Corporation 401(k) Savings Plan

6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$495,549,623	$566,105,974
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	434,302
Net assets available for benefits per the Form 5500	$495,549,623	$566,540,276
The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2015
Net decrease in net assets available for benefits per the financial statements	$(70,556,351)
Less prior-year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(434,302)
Net loss per the Form 5500	$(70,990,653)
As discussed in Note 2, the Plan adopted ASU 2015-12 in the current year. As a result, the Plan no longer identifies the Fidelity Managed Income Portfolio Fund as a fully benefit-responsive investment contract. The financial statements and the Form 5500 both present the Fidelity Managed Income Portfolio Fund at fair value using the net asset value practical expedient as of December 31, 2015. The Form 5500 measured fair value in a different manner as of December 31, 2014.

SUPPLEMENTAL SCHEDULE

Apache Corporation 401(k) Savings Plan

Schedule H, Line 4(i) – Schedule of Assets (Held At End of Year)
EIN: 41-0747868 PN: 002
December 31, 2015

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value

* Apache Corporation	1,324,111 shares of common stock	$58,883,216
* Fidelity Investments	Fidelity Puritan Fund K	12,654,973
* Fidelity Investments	Fidelity Cash Reserves Fund	4,440,927
* Fidelity Investments	Fidelity Institutional Money Market	19,393,585
* Fidelity Investments	Fidelity Intermediate Bond Fund	22,178,920
* Fidelity Investments	Fidelity Blue Chip Growth Fund K	35,511,085
* Fidelity Investments	Spartan Global U.S. Index Fund	4,155,563
* Fidelity Investments	Fidelity Growth Company Fund K	37,655,410
* Fidelity Investments	Fidelity Managed Income Portfolio	25,090,032
* Fidelity Investments	Spartan U.S. Equity Index Fund	51,706,821
* Fidelity Investments	Spartan Small Cap Index Fund	4,608,234
* Fidelity Investments	Fidelity Low-Priced Stock Fund	28,719,993
* Fidelity Investments	Fidelity Freedom K Income Fund	2,954,038
* Fidelity Investments	Fidelity Freedom K 2005 Fund	202,561
* Fidelity Investments	Fidelity Freedom K 2010 Fund	1,084,023
* Fidelity Investments	Fidelity Freedom K 2015 Fund	4,024,605
* Fidelity Investments	Fidelity Freedom K 2020 Fund	15,585,990
* Fidelity Investments	Fidelity Freedom K 2025 Fund	14,182,112
* Fidelity Investments	Fidelity Freedom K 2030 Fund	10,366,300
* Fidelity Investments	Fidelity Freedom K 2035 Fund	8,074,970
* Fidelity Investments	Fidelity Freedom K 2040 Fund	11,867,230
* Fidelity Investments	Fidelity Freedom K 2045 Fund	9,887,258
* Fidelity Investments	Fidelity Freedom K 2050 Fund	11,055,098
* Fidelity Investments	Fidelity Freedom K 2055 Fund	4,386,347
* Fidelity Investments	Fidelity Freedom K 2060 Fund	123,862
* Fidelity Investments	Fidelity Real Estate Fund	3,866,656
Ariel Mutual Funds	Ariel Appreciation Fund	11,332,732
Invesco	Invesco Comstock Fund	16,946,551
Loomis Sayles	Loomis Sayles Core Plus Bond Fund	12,915,332
MFS Fund Distributors, Inc.	MFS International New Discovery Fund	15,394,341
American Beacon	American Beacon Small Cap Value Fund	10,141,699
Morgan Stanley	Morgan Stanley Institutional Fund, Inc. – International Equity Portfolio I	13,039,796
* Fidelity Brokerage link	Self-directed brokerage account	8,356,940
* Participant loans	Varying maturity dates and interest rates ranging from 4.25% to 9.25%	4,757,622
		$495,544,822

*	Party-in-interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Apache Corporation 401(k) Savings Plan

(Name of Plan)

Date:	June 23, 2016	/s/ Margery M. Harris
Margery M. Harris, Chairperson
Retirement Plan Advisory Committee

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP